March 26, 2026

Ryan Rhodes
Chief Executive Officer
EDAP TMS S.A.
Parc d   Activit  s la Poudrette-Lamartine
4/6, rue du Dauphin
69120 Vaulx-en-Velin, France

       Re: EDAP TMS S.A.
           Registration Statement on Form S-3
           Filed March 25, 2026
           File No. 333-294597
Dear Ryan Rhodes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Jeremy Cleveland